EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement No. 333-162546 on Form S-8; and to the use of our reports dated May 21, 2013 relating to the consolidated financial statements of Silvercorp Metals Inc. and subsidiaries (“Silvercorp”) and the effectiveness of Silvercorp’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silvercorp for the year ended March 31, 2013.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
June 27, 2013